Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

February 17, 2016

among

INGRAM MICRO INC.,

TIANJIN TIANHAI INVESTMENT COMPANY, LTD.

and

GCL ACQUISITION, INC.

i

Section 11.12.	Severability	70
Section 11.13.	Specific Performance	70
Section 11.14.	Effect of Assumption	71

Exhibit A	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 17, 2016 among Ingram Micro Inc., a Delaware corporation (the “Company”), Tianjin Tianhai Investment Company, Ltd., a joint stock company existing under the laws of the PRC (“Parent”), and GCL Acquisition, Inc., a Delaware corporation and an indirect subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, HNA Group Co., Ltd., a limited company existing under the laws of the PRC (the “Guarantor”), an Affiliate of Parent and Merger Subsidiary, has executed and delivered a guarantee (the “Guarantee”) in favor of the Company, which the Company has countersigned and pursuant to which the Guarantor has agreed (i) to backstop Parent’s obligation to pay the Merger Consideration and the Parent Termination Fee in accordance with the terms of this Agreement and (ii) assume the rights and obligations under this Agreement in the event that the Parent Shareholder Approval (as defined herein) is not obtained in accordance with the terms of the Guarantee.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that (a) an Acceptable Confidentiality Agreement need not prohibit the making or amendment of any Acquisition Proposal, (b) an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement at least two (2) Business Days prior to execution of such Acceptable Confidentiality Agreement to include identical provisions for the benefit of Parent, and (c) an Acceptable Confidentiality Agreement shall not include any provision providing for any exclusive right to negotiate with such party or that would have the effect of prohibiting the Company from satisfying any of its covenants or obligations under this Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, offer or proposal relating to (i) any acquisition or purchase (whether in a single transaction or a series of related transactions), direct or indirect, of assets of the Company and its Subsidiaries constituting 20% or more of the consolidated assets of the Company and its Subsidiaries measured by fair market value or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company measured by fair market value (including equity securities of its Subsidiaries), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company measured by fair market value (including equity securities of its Subsidiaries) or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company measured by fair market value (including equity securities of its Subsidiaries).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Beijing, PRC are authorized or required by Applicable Law to close.

“Cash and Cash Equivalents” as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a fiscal month-end consolidated balance sheet of the Company prepared in accordance with GAAP applied on a consistent basis.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Investigation” means, prior to the Closing, CFIUS has initiated and not closed a review or investigation under section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170) of the transactions contemplated by this Agreement.

“Class A Common Stock” means the series of Company Stock designated as Class A common stock, US$0.01 par value, of the Company.

“Class B Common Stock” means the series of Company Stock designated as Class B common stock, US$0.01 par value, of the Company.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means October 3, 2015.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Stock” means the common stock, US$0.01 par value, of the Company.

“Company Stock Plan” means each plan or non-plan award agreement pursuant to which equity awards of the Company have been granted to employees or other service providers of the Company or any Subsidiary or Affiliate of the Company.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended the Company Balance Sheet Date.

“Company Intellectual Property” means the Intellectual Property owned (whether exclusively, jointly or otherwise) by the Company and its Subsidiaries.

“Company Termination Fee” means an amount equal to US$120,000,000.00.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of December 30, 2015, by and between the Company and Guarantor, as such may be amended from time to time.

“Copyrights” means copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Law relating to the protection of the environment, natural resources or human health and safety (to the extent related to exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Materials” means any substance, material or waste that is defined, classified or regulated under any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning or regulatory effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) all Patents; (ii) all Marks; (iii) all Internet domain names; (iv) all Copyrights; (iv) trade secrets; (v) all other intellectual property rights arising from or relating to Technology; and (vi) all databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Intervening Event” means any material change, event, occurrence or development that occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and prior to obtaining the Company Stockholder Approval, to the extent that such change, event, occurrence or development was unknown to the Board of Directors of the Company and was not reasonably foreseeable, in each case, as of the date of this Agreement; provided that the receipt by the Company, the existence or the terms of an Acquisition Proposal or a Superior Proposal shall not, in any event, be deemed to constitute an Intervening Event.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule in each case after due inquiry, and (ii) with respect to Parent, the actual knowledge of Guo Ke, Cai Jian and Wu Qiang in each case after due inquiry (including due inquiry of the officers of the Guarantor).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse rights or claims of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marks” means trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from or arising in connection with (A) changes in GAAP, (B) changes in Applicable Law or directives or policies of a Governmental Authority, (C) changes in the financial, securities, credit or other capital markets or general economic, regulatory, legislative or political conditions in the United States or any other country or region that such Person or any of its Subsidiaries do business, including changes in interest rates and foreign exchange rates, (D) changes generally affecting the industry in which such Person and its Subsidiaries operate, (E) acts of war, sabotage or terrorism or major hostilities or natural or man-made disasters or other force majeure events, (F) the announcement, pendency or consummation of the transactions contemplated by this Agreement (including any loss of, or adverse change in, the relationship of such Person or any of its Subsidiaries with its employees, customers, distributors, partners, suppliers or other business partners that is related thereto), (G) changes in the market price or trading volume of shares of the Company Stock (it being understood that this clause (G) if such Person is the Company, shall not prevent a party from asserting any fact, change, event, occurrence or effect that may have contributed to such change independently constitutes or contributes to a Material Adverse Effect), (H) if such Person is the Company, any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s net sales, gross profit, income from operations, net income or other financial performance metric or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (H) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such change or failure independently constituted or contributed to a Material Adverse Effect), (I) if such Person is the Company, (1) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or Merger Subsidiary, (2) any failure to take any action by the Company or any of its Subsidiaries if such action is prohibited by this Agreement or (3) any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement or (J) any actions or proceedings made or brought by any of the current or former shareholders of the Company (on their own or on behalf of the Company) against the Company or any other actions or proceedings in connection with this Agreement or the transactions contemplated hereby; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (A), (B), (C), (D) and (E) above shall be excluded in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur with respect to such Person if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industries in which such Person and its Subsidiaries operate.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to the Company, the Company’s certificate of incorporation and bylaws, each as amended through the date hereof, and, with respect to any other entity, such entity’s certificate of incorporation and bylaws or equivalent organizational documents, as amended through the date hereof.

“Parent Shareholder Meeting” means the meeting of Parent’s shareholders to be held to seek the Parent Shareholder Approval.

“Parent Termination Fee” means (i) US$200,000,000.00 if this Agreement is terminated by Parent or the Company in a manner requiring payment of the Parent Termination Fee pursuant to Section 11.04(c) before March 18, 2016, (ii) US$300,000,000.00 if this Agreement is terminated by Parent or the Company in a manner requiring payment of the Parent Termination Fee pursuant to Section 11.04(c) on or after March 18, 2016 and before April 17, 2016, and (iii) US$400,000,000.00 if this Agreement is terminated by Parent or the Company in a manner requiring payment of the Parent Termination Fee pursuant to Section 11.04(c) on or after April 17, 2016.

“Patents” means patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof.

“Permit” means a permit, license, franchise or authorization from a Governmental Authority.

“Permitted Lien” means (i) Liens securing indebtedness or liabilities reflected on the Company Balance Sheet or notes thereto or that have otherwise been made available to Parent as of the date of this Agreement, (ii) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty and without risk of loss of title to the asset subject thereto or that are being contested in good faith by appropriate proceedings, in each case, that have been reserved against in accordance with GAAP in the latest financial statements included in the Company SEC Documents, (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, that are not (A) resulting from a breach, default or violation of any contract or Applicable Law or (B) for amounts being contested in good faith by appropriate proceedings, (iv) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (v) zoning, building and other similar codes and regulations of any Governmental Authority, provided, that such codes and regulations have not been materially violated, (vi) easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased to the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, (vii) non-exclusive outbound licenses to Intellectual Property granted in the ordinary course of business and (ix) defects or irregularities in title, easements, rights-of-way, covenants and restrictions in the ordinary course of business and that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries taken as a whole as currently conducted or the property affected thereby.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PRC” means the People’s Republic of China.

“Preferred Stock” means the preferred stock, US$0.01 par value, of the Company.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Significant Subsidiary” means a Subsidiary of the Company that is (i) a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof or (ii) listed on Section 1.01(b) of the Company Disclosure Schedule.

“Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal obtained after the date hereof and not in violation of Section 6.03 that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside counsel, and taking into consideration all relevant terms and conditions of such Acquisition Proposal, including all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee provisions and other relevant events and circumstances), would, if consummated, result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions provided hereunder; provided that for purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be “50%”.

“Tax” means (a) any U.S. federal, state, local or non-U.S. tax, duty, levy or other like assessment or charge of any kind whatsoever (including any income, franchise, profits, gross receipts, license, escheat and unclaimed property obligations, ad valorem, net worth, value added, sales, use, real or personal property, payroll, withholding on amounts paid to or by any Person, employment, social security (or similar), excise, environmental, customs duties, stamp, registration, alternative and add-on minimum tax payable to any Governmental Authority), (b) any interest, penalty, addition to tax or additional amount with respect thereto, and (c) any liability for any of the foregoing items described in clause (a) and (b) payable by reason of transferee or successor liability or Treasury Regulations Section 1.1502-6(a) or any analogous or similar provision of Applicable Law (or any predecessor or successor thereof).

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including any amendment thereof or schedule or attachment thereto and including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Technology” means, collectively, all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Alternative Acquisition Agreement	6.03
Agreement	Preamble
Certificates	2.03
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Board Recommendation	4.02
Company IT Systems	4.16
Company Restricted Stock Awards	2.05
Company Restricted Share	2.05
Company RSU	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Covered Employees	7.06
Company Escrow Account	7.03
Company Unvested Option	2.05
Company Unvested Stock Awards	2.05
D&O Insurance	7.05
Definitive Debt Documents	6.06
Effective Time	2.01
Employee Plan	4.18
End Date	10.01
Escrow Agent	7.03
Escrow Agreement	7.03
Exchange Agent	2.03
FINSA	4.03
First Extension	10.01
Foreign Antitrust Laws	4.03
Guarantee	Recitals
Guarantor	Recitals
Lease	4.14
Indemnified Person	7.05
Joint Notice	4.03
Internal Controls	4.07
Lease	4.14
Material Contract	4.21
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Morgan Stanley	4.23

Term	Section
Negotiation Period	6.03
Order	9.01
Owned Real Property	4.14
Parent	Preamble
Parent Board Resolutions	5.04
Parent Voting Agreement	Recitals
Parent Escrow Fund	7.03
Parent Plans	7.06
Parent Shareholder Approval	5.03
Parent Termination Fee	11.04
Proxy Statement	4.03
PRC Approvals	5.05
Representatives	6.03
Required Information	6.06
SHSE	5.04
SHSE Clearance	5.04
Surviving Corporation	2.01
Takeover Statute	4.23
Uncertificated Shares	2.03
WARN Act	4.19

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The symbol “US$” refers to United States Dollars, the lawful currency of the United States of America. All US$ amounts used in Article 4 and Section 6.01 include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.” Any document, list or other item shall be deemed to have been “made available” to Parent for purposes of this Agreement only if such document, list or other item was posted before the date hereof in the electronic data room established by the Company in connection with the transactions contemplated by this Agreement, or was made available on the SEC’s public website before the date hereof.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place in Menlo Park, California at 9:00 a.m. (local time) at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, California, 94025 as soon as possible, but in any event no later than seven (7) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (such date being the “Closing Date”).

(c) As soon as practicable on the Closing Date (Delaware time), the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as is agreed to by the parties hereto and specified in the certificate of merger).

(d) The Merger shall have the effects set forth in Delaware Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive US$38.90 in cash, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, except as set forth in Section 2.02(c), all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration upon surrender of such shares of Company Stock in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company (other than shares in an Employee Plan of the Company) or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock held by any Subsidiary of the Company immediately prior to the Effective Time shall remain outstanding, with appropriate adjustment to the number thereof to preserve its relative percentage ownership interest in the Company.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall, with the Company’s prior written consent, appoint a U.S. bank or trust company to act as agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Prior to or at the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent an amount sufficient, together with amounts in the Parent Escrow Fund to be deposited with the Exchange Agent immediately following the Effective Time, to pay the aggregate Merger Consideration to which holders of shares of Company Stock shall become entitled pursuant to Section 2.02(a). Promptly after the Effective Time (but not later than five (5) Business Days thereafter), the Surviving Company shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and validly executed letter of transmittal (and such other customary documents as may reasonably be required by the Exchange Agent), or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration as contemplated by this Section 2.03, without interest.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) The Merger Consideration paid in respect of shares of Company Stock upon the surrender or transfer, as the case may be, of Certificates or Uncertificated Shares in accordance with this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock. From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock, except as otherwise provided for herein or by Applicable Law. Subject to Section 2.03(e), if, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock three (3) months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) as general creditors thereof for payment of the Merger Consideration in respect of such shares without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding any provision of this Agreement to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal for such shares in accordance with, and who complies in all respects with Section 262 of, Delaware Law (such shares, “Dissenting Shares”) shall not be converted into or exchangeable for the right to receive the Merger Consideration and shall instead no longer be outstanding and shall be automatically cancelled and cease to exist at the Effective Time and such holder shall cease to have any rights thereto except the right to receive only the payment of the appraised value of such shares under Section 262 of Delaware Law. If, after the Effective Time, such holder fails to perfect, effectively withdraws or otherwise loses such right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.02 to pay for shares of Company Stock for which appraisal rights have been properly demanded shall be returned to Parent upon demand.

Section 2.05. Company Stock Awards.

(a) At or immediately prior to the Effective Time, each outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”) that is vested (a “Company Vested Option”) automatically and without any action on behalf of the holder or beneficiary thereof, shall be terminated and canceled, and the Surviving Corporation shall pay the former holder of each Company Vested Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Vested Option by (ii) the number of shares of Company Stock such former holder could have purchased (assuming full vesting of all options) had such former holder exercised such Company Vested Option in full immediately prior to the Effective Time. Each Company Vested Option with an exercise price per share that is equal to or greater than the Merger Consideration at the Effective Time shall be cancelled without any cash payment being made in respect thereof and the holder of such Company Vested Option shall have no further rights in respect thereof. For purposes of this Section 2.05, any Company Stock Option (whether vested or unvested) held by a non-employee member of the Board of Directors as of the date hereof shall be considered vested immediately prior to the Effective Time and shall be treated as a Company Vested Option hereunder.

(b) At or immediately prior to the Effective Time, each outstanding restricted stock unit entitling the holder to delivery of shares of Company Stock, whether settled or denominated in cash or in stock, under any Company Stock Plan (each, a “Company RSU”) that is vested (a “Company Vested RSU”) automatically and without any action on behalf of the former holder or beneficiary thereof, shall be terminated and canceled, and the Surviving Corporation shall pay the holder of any such Company Vested RSU an amount in cash equal to the product of the Merger Consideration and the number of shares of Company Stock represented by such Company Vested RSU. For purposes of this Section 2.05, any Company RSU (whether vested or unvested) held by a non-employee member of the Board of Directors as of the date hereof shall be considered vested immediately prior to the Effective Time and shall be treated as a Company Vested RSU hereunder.

(c) At or immediately prior to the Effective Time, each outstanding Company Stock Option that is unvested (a “Company Unvested Option”), automatically and without any action on behalf of the holder or beneficiary thereof, shall be terminated and canceled in accordance with the applicable Company Stock Plan. Parent shall cause the Surviving Corporation to pay the former holder of each Company Unvested Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Unvested Option by (ii) the number of shares of Company Stock such former holder could have purchased (assuming full vesting of all options) had such former holder exercised such Company Unvested Option in full immediately prior to the Effective Time, which amount shall be placed in an escrow arrangement mutually agreed by Parent and the Company at Closing and paid according to the vesting schedule, and subject to the vesting conditions, set forth on Section 2.05(c) of the Company Disclosure Schedule.

(d) At or immediately prior to the Effective Time, (i) each award of Company Stock that is subject to vesting or other forfeiture conditions (each, a “Company Restricted Share”) and each Company RSU that remains unvested immediately prior to the Effective Time (together with Company Restricted Shares, the “Company Unvested Stock Awards”), automatically and without any action on behalf of the former holder or beneficiary thereof, shall be terminated and canceled in accordance with the applicable Company Stock Plan. Parent shall cause the Surviving Corporation to pay the holder of any such Company Unvested Stock Award an amount in cash equal to the product of the Merger Consideration and the number of shares of Company Stock represented by such Company Unvested Stock Award, which amount shall be placed in an escrow arrangement mutually agreed by Parent and the Company at Closing and paid according to the vesting schedule, and subject to the vesting conditions, set forth on Section 2.05(c) of the Company Disclosure Schedule. Any Company Unvested Stock Award for which the number of shares of Common Stock deliverable under such award is determined based on the satisfaction of performance conditions shall be deemed to have been earned at the target level under the terms of the award agreement relating to such award.

(e) Subject to Section 2.07, all payments under this Section 2.05 shall be made at or as soon as practicable after the Effective Time (or such later date as specified herein), pursuant to the Company’s ordinary payroll practices, and shall be subject to any applicable withholding.

(f) Prior to the Effective Time, the Company shall make any amendments to the terms of any Company Stock Plan necessary to give effect to the transactions contemplated by this Section 2.05. Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, restricted stock awards, restricted stock units, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to terminate all Company Stock Plans and any relevant award agreement entered into thereunder, such termination to be effective at or before the Effective Time.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall have been changed into a different number of shares or a different class, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options, vesting of Company Restricted Shares or settlement of Company RSUs, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law and any rules and regulations promulgated thereunder. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock, Company Stock Options or Company Restricted Stock Awards, as applicable, in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Stock formerly represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, and by virtue of the Merger, the certificate of incorporation of the Company shall be amended in accordance with Applicable Law to be identical to the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time; provided, that, at the Effective Time, Article I of such certificate of incorporation shall be amended to read as follows: “The name of the corporation is Ingram Micro Inc.”

Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with Applicable Law, (i) the directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in (i) any Company SEC Document filed before the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer, or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power.

(a) The Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted, except, in the case of the immediately preceding clause (ii), where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that have the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its properties or other assets or the nature of its business requires such licensing or qualification, except for those jurisdictions where failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has delivered to Parent true and complete copies of the Organizational Documents of the Company, each as amended to the date of this Agreement. All such Organizational Documents are in full force and effect and the Company is not in violation of any of their respective provisions.

Section 4.02. Corporate Authorization; Vote/Approval Required. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) At a meeting duly called and held, the Company’s Board of Directors has, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

(c) The affirmative vote of the holders of a majority of the outstanding shares of Company Stock to approve and adopt this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing, declaration or registration with, any Governmental Authority other than:

(a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business;

(b) filings required under, and compliance with other applicable requirements of, the HSR Act and competition, merger control, antitrust or similar Applicable Law of any jurisdiction outside of the United States (“Foreign Antitrust Laws”);

(c) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as such proxy statement may be amended or supplemented from time to time, the “Proxy Statement”) and other filings required under, and compliance with any other applicable requirements of, the 1933 Act, the 1934 Act and any other applicable state or federal securities laws or the rules and regulations of the NYSE; and

(d) any other actions, filings, declarations or registrations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially delay the consummation of the transactions contemplated hereby.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming the Company Stockholder Approval is obtained and assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law with respect to the Company and its Subsidiaries, (iii) assuming compliance with the matters referred to in Section 4.03, and except (A) as set forth in Section 4.04 of the Company Disclosure Schedule or (B) any contract that may be canceled without penalty upon notice of ninety (90) days (or three (3) months) or less, require any consent or other action by any Person under, violate, conflict, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or cause, permit or give rise to a right of termination or cancellation, an acceleration of performance required or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any term, condition or provision of any material agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or other asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or would not materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 635,000,000 shares of Company Stock, of which 500,000,000 shares are designated as Class A Common Stock and 135,000,000 shares are designated as Class B Common Stock and (ii) 25,000,000 shares of Preferred Stock. As of the close of business on February 12, 2016, there were (i) 148,375,659 shares of Company Stock issued and outstanding, of which all were shares of Class A Common Stock, which excludes 46,957,591 shares of Company Stock held by the Company as treasury stock and no Company Restricted Shares, (ii) an aggregate of 6,021,097 shares of Company Stock (plus approximately US$19.5 million in committed value) subject to outstanding Company RSUs, of which all were shares of Class A Common Stock, (iii) outstanding Company Stock Options to purchase an aggregate of 3,617,537 shares of Company Stock (of which options to purchase an aggregate of 1,965,727 shares of Company Stock were exercisable), of which all were shares of Class A Common Stock, (iv) no shares of Class B Common Stock issued and outstanding and (v) no shares of Preferred Stock issued and outstanding. All issued and outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Option or Company Restricted Stock Award will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid.

(b) Except as set forth in this Section 4.05 and for changes since the close of business on February 12, 2016 resulting from the exercise of Company Stock Options, the vesting of Company Restricted Shares or the settlement of Company RSUs outstanding on such date or issued after such date without violation of Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company or its convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Company or (iii) warrants, calls, options, agreements or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except pursuant to any Company Stock Plans. Since February 12, 2016, the Company has not issued any Company Stock, other than or pursuant to the exercise of Company Stock Options, the vesting of Company Restricted Shares or the settlement of Company RSUs referred to above in this Section 4.05(b) that are outstanding as of such date or are issued after such date without violation of Section 6.01. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries.

(a) (i) Each Significant Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and (ii) has all organizational powers and authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted, except, in the case of the immediately preceding clause (ii), where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Significant Subsidiary of the Company is duly licensed or qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that have a concept of good standing) in each jurisdiction where the ownership, leasing or operation of its properties or other assets or the nature of its business requires licensing or qualification, except for failures to be so licensed, qualified or in good standing that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) A true and complete list as of the date of this Agreement of all of the Significant Subsidiaries of the Company and their respective jurisdictions of organization is set forth on Section 1.01(b) of the Company Disclosure Schedule. The Company has made available to Parent true and complete copies of the Organizational Documents of each Significant Subsidiary of the Company as of the date hereof, in each case as amended through the date hereof.

(c) Except as set forth on Section 4.06(c) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid (where applicable) and non-assessable and, except as otherwise specified in Section 4.06(c) of the Company Disclosure Schedule, are owned, directly or indirectly, by the Company, free and clear of any and all (i) Liens, other than Permitted Liens, (ii) transfer restrictions (except for such transfer restrictions of general applicability as may be provided under the 1933 Act and applicable state securities or “blue sky” laws or applicable foreign law) and (iii) voting agreements or voting restrictions. Except as set forth in Section 4.06(c) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) warrants, calls, options, commitments, agreements or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d) Except for the Subsidiaries of the Company, the Company does not own, directly or indirectly, as of the date of this Agreement, any shares of capital stock of, or other equity interests in, any partnership, limited liability company, corporation or other entity.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements, prospectuses, registration statements, certifications, proxy statements and other documents required to be filed or furnished by the Company since January 3, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its effective date (in the case of any Company SEC Document that is a registration statement filed pursuant to the requirements of the 1933 Act) or filing date (in the case of any other Company SEC Document) and the date of any amendment, each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act, the 1934 Act, and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Document.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed pursuant to the 1934 Act contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Since January 3, 2013, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, (ii) the applicable listing and corporate governance rules and regulations of NYSE and (iii) the applicable provisions of the Foreign Corrupt Practices Act of 1977, as amended, and other applicable anti-corruption laws.

(f) As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. None of the Company’s Subsidiaries is (or has been at any time since January 3, 2015) subject to the reporting requirements of Section 13(a) or 15(d) of the 1934 Act.

(g) The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s outside auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited interim financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis, fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then shown (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

(b) The Internal Controls are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.09. Disclosure Documents. The Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions that are based upon information supplied in writing by or on behalf of Parent or Merger Subsidiary specifically for inclusion or incorporation by reference in any of the foregoing.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (c) there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares or share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company), (ii) except in connection with the transactions contemplated by this Agreement, any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Significant Subsidiaries, (iii) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof or (iv) any action by the Company or any of its Subsidiaries described in Section 6.01(d) and Section 6.01(h) that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate such provision.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, contingent, absolute, asserted, unasserted, known, unknown, primary, secondary, direct, indirect, determined, determinable or otherwise, of a nature required by GAAP to be reflected on a consolidated balance sheet (or notes thereto), other than liabilities: (i) reflected on the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date included in the Company SEC Documents filed prior to the date of this Agreement; (ii) incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and not in violation of this Agreement; (iii) incurred in connection with the transactions contemplated hereby; and (iv) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders; Permits. (a) (i) The business of the Company and each of its Subsidiaries is and has been conducted in compliance in all material respects with all Applicable Laws, (ii) the Company and each of its Subsidiaries (A) hold all Permits necessary for the lawful conduct of their respective businesses and (B) are (and since January 3, 2013 have been) in compliance with the terms of all such Permits and (iii) the consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any Permit, except, in each case, for any such non-compliance, non-possession or revocation or cancellation as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Since January 3, 2013, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority (x) claimed or alleged that the Company or any of its Subsidiaries was not in compliance with all Applicable Laws or (y) made any revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit, except, in the case of each of subsections (x) and (y) above, which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) Neither the Company nor its Subsidiaries, nor, to the Company’s knowledge, any of their respective Affiliates or officers, directors, employees, agents, representatives, consultants, or any other Person associated with or acting for or on behalf of the Company or its Subsidiaries (i) is a person with whom transactions are prohibited or limited under any applicable economic sanctions laws administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or (ii) except as set forth in Section 4.12 of the Company Disclosure Schedule, has violated any economic sanctions laws within the last three years except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are and for the past three years have been in compliance with and in possession of any and all licenses, registrations, and permits that may be required for the lawful conduct of their business under applicable import and export control laws, including without limitation the Export Administration Regulations except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, within the past three years, neither the Company nor any of its Subsidiaries has made any voluntary disclosures to U.S. Government authorities under U.S. economic sanctions laws or U.S. export control laws, been assessed any fine or penalty under such laws, or, to its knowledge, been the subject of any governmental investigation or inquiry regarding compliance with such laws.

Section 4.13. Litigation. There is no action, suit, investigation, proceeding or claim pending against, or, to the knowledge of the Company, threatened against, or any Order, judgment, ruling or decree imposed upon, the Company or any of its Subsidiaries or any of their respective properties and assets, in each case, before (or, in the case of threatened actions, suits, investigations, proceedings or claims, that would be before) or by, or any settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair or delay the ability of the Company to consummate the transactions contemplated by this Agreement, other than any such matters arising after the date hereof relating to the execution of this Agreement or the transactions contemplated by this Agreement.

Section 4.14. Real Property. (a) Section 4.14 of the Company Disclosure Schedule sets forth a list of all material real property owned by the Company and any of its Subsidiaries (the “Owned Real Property”). There are no pending, or, to the knowledge of the Company, threatened in writing, appropriation, condemnation eminent domain or like proceedings relating to any material Owned Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each, a “Lease”) is valid and in full force and effect, (ii) the Company and/or its Subsidiaries have a valid and enforceable leasehold interest in the real property subject to the Leases, free and clear of all Liens other than Permitted Liens, and (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice in writing alleging that it has breached, violated or defaulted under any Lease. All Leases held by the Company or any of its Subsidiaries pursuant to which the Company or such Subsidiary currently incurs rental expense in excess of US$200,000 per month or US$2,400,000 per annum are listed on Section 4.14(b) of the Company Disclosure Schedule.

Section 4.15. Personal Property and Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good and valid title to, or valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens other than Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

Section 4.16. Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or a Subsidiary is the sole and exclusive owner of all right, title and interest in and to all of the Company Intellectual Property and has valid and continuing rights to use all other Intellectual Property used by the Company or any of its Subsidiaries necessary for the business of the Company or such Subsidiary of the Company.

(b) To the knowledge of the Company (i) the conduct and operation of the Company’s or its Subsidiaries’ business as presently conducted and operated, does not infringe, dilute, misappropriate or otherwise violate, any Intellectual Property rights of any Person and (ii) no Person as of the date hereof, is infringing, diluting, misappropriating, or otherwise violating any Company Intellectual Property, in any material respect.

(c) Neither the Company nor any of its Subsidiaries: (i) is the subject of any pending or threatened written claim challenging the ownership, use, validity, scope, registerability, or enforceability of any Company Intellectual Property or (ii) during the past three (3) years, has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any license to Intellectual Property to which the Company or any of the Subsidiaries is a party or by which it is bound.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, Software, information technology, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business (the “Company IT Systems”). The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Company as currently conducted, (ii) during the past three (3) years, have not, including in relation to any data stored or processed therein, suffered any material malfunction, failure, disruption, deficiency or security breach, and all material vulnerabilities identified therein have been promptly rectified, and (iii) do not, to the knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation, or (B) enable or assist any Person to access without authorization any Company IT Systems.

(e) To the knowledge of the Company, no open source software or freeware has been incorporated into any material Software owned by the Company or its Subsidiaries that would in any way materially limit the ability to make, use or sell such Software or that would materially diminish or transfer the rights of ownership in, or require licensing on an open source or freeware basis of, any material Company Intellectual Property to any Person, except with respect to Company Intellectual Property that the Company or any of its Subsidiaries have deliberately and publicly released to the open source community in a manner that does not preclude or restrict in any way the Company and its Subsidiaries’ continued use and exploitation of such Company Intellectual Property or otherwise adversely affect the business of the Company in any material respect.

Section 4.17. Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) All Tax Returns required by Applicable Law to be filed with any Governmental Authority by, or with respect to, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all respects.

(b) The Company and each of its Subsidiaries has timely paid (or has had timely paid on its behalf) or has timely withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid or withheld and remitted (whether or not shown to be due and payable on any Tax Return).

(c) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to payments made to their employees, suppliers, creditors and other Third Parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any Tax, in either case, that is currently effective. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) No unresolved claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(h) Neither the Company nor any of its Subsidiaries is (i) a party to, or bound by, any Tax sharing, indemnification, or allocation agreement or arrangement, other than (A) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (B) customary tax indemnification provisions contained in (1) agreements entered into in the ordinary course of business, the principal subject matter of which is not Taxes, (2) financing agreements the principal subject matter of which is not Taxes or (3) leases of real or tangible personal property, or (ii) liable for the Taxes of any person under Treasury Regulations Section 1502-6 (or any similar provision of state, local or non-U.S. Applicable Law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has ever participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither the Company nor any of its Subsidiaries is, or within the past five years has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 4.18. Employee Benefit Plans. (a) Section 4.18(a)of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, identifying each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other contract, plan, practice, agreement, arrangement or policy (written or oral) providing for employment, consulting, separation, transition, compensation, bonuses, commissions, profit-sharing, transaction, “deal,” “stay,” retention, stock option or other equity or equity-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, defined-benefit pension, defined-contribution pension, health, medical or life insurance benefits) which is maintained, sponsored, administered or contributed to by the Company or any of its Subsidiaries and covers any current or former employee or individual independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. True and complete copies of all material Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, prepared in connection with any such plan or trust, and a current summary plan description.

(b) No Employee Plan is, and neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has any obligation or liability, contingent or otherwise, with respect to, or has in the past six years sponsored, maintained or contributed to, or had any obligation or liability, contingent or otherwise, with respect to, an “employee pension benefit plan,” as defined in Section 3(2) of ERISA or Section 412 of the Code, subject to Title IV of ERISA.

(c) No Employee Plan is, and neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has any obligation or liability, contingent or otherwise, with respect to, or has in the past six years contributed to, or had any obligation or liability, contingent or otherwise, with respect to, a multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent true and complete copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in combination with any other event, give rise to any payments or benefits that would be nondeductible by the payor under Section 280G of the Code or subject to tax under Section 4999 of the Code.

(g) Neither the Company nor any of its Subsidiaries has any obligation to pay, gross up or reimburse any Person for any Tax that may be payable by such Person under Section 409A of the Code, Section 4999 of the Code or otherwise.

(h) Neither the Company nor any of its Subsidiaries has any current or contingent liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) in the case of U.S. employees, as required to avoid excise tax under Section 4980B of the Code and at the sole expense of the participant and (ii) in the case of non-U.S. employees, as may otherwise be required under Applicable Law.

(i) There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan, nor does the Company have knowledge of any fact that could form the basis for any such material action, suit, investigation, audit or proceeding.

(j) Except as would not result in a Material Adverse Effect on the Company, all contributions (including all employer contributions and employee salary-reduction contributions) required to have been made under any of the Employee Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Effective Time that are not yet due will have been paid or accrued on the balance sheets on or prior to the Effective Time.

(k) The Company has made available to Parent a complete and correct list as of the date hereof of each outstanding Company Stock Option, Company Restricted Share and Company RSU, identifying the holder of such grant only by employee ID number and including the date of grant, exercise or purchase price, vesting status and number of shares of Company Stock subject thereto.

(l) Except as would not result in a Material Adverse Effect on the Company, with respect to each Employee Plan that is maintained outside of the United States or is primarily for the benefit of Persons providing services outside of the United States (collectively, such Persons, the “Non-U.S. Employees,” and such Employee Plans, the “Non-U.S. Plans”):

(i) the Non-U.S. Plans have been established, registered, maintained and administered in material compliance with their terms and all Applicable Laws of any controlling Governmental Authority;

(ii) all employer and employee contributions to each Non-U.S. Plan required by Applicable Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; and

(iii) each Non-U.S. Plan is fully funded and/or book reserved, if applicable, based upon reasonable actuarial assumptions.

Section 4.19. Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement with a labor union or organization with respect to employees (other than as mandated or imposed by a Governmental Authority). There is currently no, and in the last three (3) years there has been no, material (i) unfair labor practice, labor dispute (including individual grievances) or labor arbitration proceeding pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries, (iii) lockout, strike, slowdown, work stoppage, other job action or threat thereof by or with respect to such employees, or (iv)

complaint, charge or claim against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, with any public or Governmental Authority, arbitrator or court based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries of any individual. Neither the Company nor any of its Subsidiaries has in the last three (3) years had any actual or contingent material liability with respect to the misclassification of any service provider as an independent contractor rather than as an employee, or as exempt rather than non-exempt, or with respect to any employee leased from another employer, or with respect to any individual being improperly excluded from participation in any Employee Plan. The Company and its Subsidiaries are in material compliance with all Applicable Laws governing the employment of labor, including, without limitation, those relating to wages, hours, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (collectively, the “WARN Act”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. There has been no “mass layoff” or “plant closing” as defined under the WARN Act with respect to the Company and its Subsidiaries within the six (6) months prior to the Effective Time.

Section 4.20. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege the Company or any of its Subsidiaries has violated, or is subject to liability under, any Environmental Laws;

(ii) the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(iii) the operations of the Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws; and

(iv) to the knowledge of the Company, there have been no releases of Hazardous Materials at any real property currently or formerly owned, leased or operated by the Company or any Subsidiary that would reasonably be expected to result in material liability to the Company or any Subsidiary under applicable Environmental Law.

Section 4.21. Material Contracts. (a) Section 4.21(a) of the Company Disclosure Schedule sets forth a list of each of the following contracts that have been entered into by the Company or any of its Subsidiaries, or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound, and are in effect and binding upon the Company or any of its Subsidiaries as of the date hereof (each of the following, a “Material Contract”), true and complete copies of which the Company has made available to Parent, or publicly filed with the SEC:

(i) any contract (whether written or oral) that is or would be required to be (A) filed by the Company as a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the 1933 Act) or (B) disclosed by the Company on a Current Report on Form 8-K;

(ii) Except with respect to territorial restrictions on the distribution of products pursuant to the Company’s distribution agreements with suppliers entered into in the ordinary course of business, any contract purporting to restrict in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (A) compete in any geographic region or line of business, (B) sell products or deliver services to any Person, or (C) compete with or obtain products or services from any Person, except in the cases of each of clauses (A), (B) and (C) for any such contract, that (1) may be canceled without penalty upon notice of ninety (90) days (or three (3) months) or less or that (2) both (x) is not material to the Company, and (y) would not restrict or reasonably be expected to restrict the ability of Parent and its Subsidiaries, after the consummation of the Merger, to conduct their current operations or operate their current businesses;

(iii) any contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company, variable interest entity or similar arrangement that is not a wholly-owned Subsidiary and is material to the Company;

(iv) any contract involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger or otherwise), of capital stock or other equity interests of another Person, or assets, that (A) was entered into for aggregate consideration under such contract (or series of related contracts) in excess of US$10,000,000 (other than acquisitions or dispositions of inventory in the ordinary course of business or where such acquisition or disposition has been completed as of the date of this Agreement) or (B) contains obligations (including indemnification, special bonus, retention or “earn-out”, or other contingent obligations) that are still in effect and could result in material payments by the Company or any of its Subsidiaries;

(v) any contract that is a loan or credit agreement, indenture, note or other contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, other than (A) floor plan financing agreements entered into in the ordinary course of business consistent with past practice and (B) uncommitted (1) trade accounts receivable factoring programs and (2) lines of credit, short-term overdraft facilities and other credit facilities that provide for borrowing capacity aggregating approximately US$930,000,000 as of January 2, 2016;

(vi) any contract that is a financial derivatives master agreement or confirmation, futures account agreement, or similar contract or instrument, evidencing financial hedging or similar trading activities, other than financial hedging or similar trading activities entered into in the ordinary course of business for hedging and not for speculative purposes;

(vii) any contract that is a mortgage, pledge, security agreement or other contract granting a Lien on any material property or asset of the Company or any of its Subsidiaries, other than a Permitted Lien, Leases or other operating or capital leases for personal property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date;

(viii) any contract prohibiting or requiring the payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its wholly-owned Subsidiaries, prohibiting the pledging of the capital stock or equity interests of the Company or any of its Subsidiaries, or prohibiting the issuance of guarantees by any wholly-owned Subsidiary of the Company;

(ix) any contract that is a collective bargaining or other collective labor agreement (other than as mandated or imposed by a Government Authority);

(x) any contract that is with any Governmental Authority in the United States;

(xi) any contract purporting to subject the Company or any of its Subsidiaries to a “standstill” or similar restriction with respect to the acquisition of another Person;

(xii) any contract that is a voting agreement or registration rights agreement;

(xiii) any contract that would prohibit or materially delay the Company’s ability to consummate the Merger or any of the other transactions contemplated hereby;

(xiv) any contract that prohibits or materially limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any material Company Intellectual Property, other than limitations on enforcement arising from non-exclusive licenses to Intellectual Property entered into in the ordinary course of business;

(xv) any contract that is a license agreement pursuant to which the Company or any of its Subsidiaries is a named party and licenses in material Intellectual Property, or licenses out material Intellectual Property owned by the Company or its Subsidiaries, other than (A) non-exclusive licenses entered into in the ordinary course of business, (B) exclusive licenses entered into in the ordinary course of business in connection with the provision of professional services and (C) license agreements for commercially available software or information technology services on customary or standard terms; or

(xvi) any contract pursuant to which the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the use or registration by a third Person, or a third Person consents to the use or registration by the Company, of any material Marks of the Company and its Subsidiaries.

(b) Each Material Contract is valid and binding on, and in full force and effect and enforceable in accordance with its terms by, the Company or its Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, in each case, subject to the Bankruptcy and Equity Exception and except for failures to be valid, binding, in full force and effect and enforceable as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for breaches, violations, defaults, cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and (ii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract or that any party to any Material Contract intends to cancel or terminate any Material Contract.

Section 4.22. Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries: (i) are in full force and effect; (ii) are issued by an insurer that is financially sound and reputable; and (iii) taken together, provide adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a Person carrying on the same business or businesses as the Company and its Subsidiaries, (b) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of their respective insurance policies and (c) all premiums due on the Company’s and its Subsidiaries’ insurance policies have been paid.

Section 4.23. Finders’ Fees. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), a copy of whose engagement agreement has been provided to Parent, and Davis Polk & Wardwell LLP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisor. The Company’s Board of Directors has received the opinion of Morgan Stanley, financial advisor to the Company, to the effect that, as of the date of such opinion, and subject to and based upon the various limitations, matters, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of shares of Company Stock (other than (i) shares held by the Company (other than shares in an Employee Plan of the Company) or owned by Parent or any of its Subsidiaries, or held by any Subsidiary of the Company, and (ii) Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of Morgan Stanley’s opinion has been delivered to Parent solely for informational purposes.

Section 4.25. Antitakeover Statutes. The Company is not party to a shareholder rights agreement or “poison pill” or similar agreement or plan. Assuming the accuracy of the representations and warranties contained in Section 5.11, no “business combination”, “control share acquisition,” “fair price,” “moratorium” or other anti-takeover or similar statute or regulation (each, a “Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement. The Company has taken all applicable action necessary to exempt or exclude the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law.

Section 4.26. No Other Representations and Warranties. Each of Parent and Merger Subsidiary acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in this Article 4. Neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Subsidiary or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing, including any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary represent and warrant to the Company that:

Section 5.01. Corporate Existence and Power. Parent is a joint stock company duly organized and existing under the laws of the PRC and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Subsidiary has all corporate or other organizational powers and all authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated by this Agreement or otherwise have a materially adverse effect on the ability of Parent or Merger Subsidiary to perform their material obligations under this Agreement. Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has made available to the Company true and complete copies of the Organizational Documents of Parent and Merger Subsidiary, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

Section 5.02. Ownership of Merger Subsidiary. Parent is, and at the Effective Time will be, the indirect controlling stockholder of Merger Subsidiary.

Section 5.03. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the organizational powers of Parent and Merger Subsidiary and, except for the required approval of Parent’s shareholders in connection with the consummation of the Merger and the filings, notifications and other obligations and actions described in Section 5.05, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by Parent and Merger Subsidiary and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 5.04. Vote/Approval Required. At a meeting duly called and held, Parent’s Board of Directors has, by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent’s shareholders, (ii) resolved to approve this Agreement and the transactions contemplated hereby and (iii) resolved to submit this Agreement to its shareholders for approval (such resolutions, the “Parent Board Resolutions”). The affirmative vote of at least two-thirds of the voting stock held by the shareholders present at the Parent Shareholder Meeting approving this Agreement and the transactions contemplated hereby (including the Merger) (the “Parent Shareholder Approval”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger. The vote or consent of Parent or its Subsidiary as the controlling stockholder of Merger Subsidiary (which shall occur as soon as practicable following execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Subsidiary necessary to approve this Agreement or the Merger or the transactions contemplated by this Agreement.

Section 5.05. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing, declaration or registration with, any Governmental Authority other than:

(a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business;

(b) compliance with any applicable requirements of the HSR Act and Foreign Antitrust Laws;

(c) the filings with and/or approvals of NDRC and MOFCOM and the completion of the outbound investment related foreign exchange filing with the relevant bank authorized by the SAFE required with respect to the consummation of the transactions contemplated hereby by Parent and Merger Subsidiary (collectively, the “PRC Approvals”);

(d) any filings required under, and compliance with any other applicable requirements of, the 1933 Act, the 1934 Act and any other applicable state or federal securities laws or the rules and regulations of the NYSE;

(e) acceptance by the Shanghai Stock Exchange (“SHSE”) of the disclosure of the major assets purchase report of Parent with respect to the transactions contemplated by this Agreement (the “SHSE Clearance”); and

(f) any actions, filings, declarations or registrations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary or materially delay the consummation of the transactions contemplated hereby.

Other than the PRC Approvals and the SHSE Clearance, no filings with or approvals by any PRC Governmental Authorities are required in connection with the execution, delivery or performance of this Agreement other than filings with or approvals by any PRC Governmental Authorities that were filed or obtained prior to the date hereof.

Section 5.06. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Subsidiary, (ii) assuming the Parent Shareholder Approval is obtained and assuming compliance with the matters referred to in Section 5.05, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law with respect to Parent or Merger Subsidiary, (iii) assuming compliance with the matters referred to in Section 5.05, require any consent or other action by any Person under, violate, conflict, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or cause, permit or give rise to a right of termination or cancellation, an acceleration of performance required or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any term, condition or provision of any material agreement or other instrument binding upon Parent or Merger Subsidiary or (iv) result in the creation or imposition of any Lien on any property or other asset of Parent or Merger Subsidiary, with only such exceptions, in the case of each of clauses (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially impair or delay the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

Section 5.07. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.07 will not apply to information supplied by Parent for inclusion in the Proxy Statement that is based upon information supplied by the Company or any of its Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.08. Finders’ Fees. Except for China International Capital Corporation Limited, Bravia Capital Partners, Inc., Guangfa Securities Inc., Weil, Gotshal & Manges LLP, Deloitte Touche Tohmatsu Limited and Fangda Partners, in each case whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.09. Financing. At the Closing Parent and Merger Subsidiary will have sufficient funds, together with the Parent Escrow Fund and any Parent Financing, to pay the aggregate Merger Consideration and all fees and expenses payable by them in connection with the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Subsidiary affirms, represents and warrants that it is not a condition to the Closing or to any of its obligations under this Agreement that it obtain financing (including any Parent Financing) for the transactions contemplated by this Agreement.

Section 5.10. Absence of Litigation. As of the date hereof, there is no action, suit, investigation, proceeding or claim pending against, or, to the knowledge of Parent and Merger Subsidiary, threatened against, or any Order, judgment, ruling or decree imposed upon, Parent or Merger Subsidiary or any of their respective Affiliates before (or, in the case of threatened actions, suits, investigations, proceedings or claims, would be before) or by, or any settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.11. Ownership of Company Stock. None of Parent, Merger Subsidiary or any of their respective Affiliates (i) is, or has been at any time during the last three (3) years, an “interested stockholder” of the Company, as defined in Section 203 of Delaware Law or (ii) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company other than this Agreement.

Section 5.12. Solvency. Neither Parent nor Merger Subsidiary is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of indebtedness of the Company required in connection with the Merger, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Subsidiary to consummate the Merger as set forth herein, (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Article 4, and (iii) the Company’s compliance in all material respects with its covenants under Article 6 and Article 8, the Surviving Corporation will be solvent (as such term is used under Delaware Law).

Section 5.13. Guarantor Guarantee.

(a) Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guarantee. The Guarantee has been duly and validly executed and constitutes a legal, valid and binding obligation of the Guarantor and is enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution, delivery and performance of the Guarantee has been duly authorized by all necessary action and does not and will not (i) contravene, violate or conflict with the organizational or governing documents of Parent, Merger Subsidiary or the Guarantor, (ii) violate any Applicable Law or Order to which the Guarantor or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any material right or obligation of the Guarantor, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(b) All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of the Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with any Governmental Authority is required in connection with the execution, delivery or performance of the Guarantee, except, in each case, as would not, individually or in the aggregate, adversely affect in any material respect the ability of the Guarantor to perform its material obligations under the Guarantee in accordance therewith.

(c) The Guarantor has, and will have, the financial capacity to pay and perform its obligations under the Guarantee and cash or access to available funds in an amount not less than the Guaranteed Obligations (as defined in the Guarantee) for the Guarantor to fulfill its Guaranteed Obligations under the Guarantee.

(d) The Guarantee is in full force and effect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 5.14. No Other Representations and Warranties. The Company acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in this Article 5. None of Parent, Merger Subsidiary or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information by Parent or Merger Subsidiary or any of their Representatives or Affiliates with respect to any one or more of the foregoing, including any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or Merger Subsidiary or the future business, operations or affairs of Parent or Merger Subsidiary heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as expressly permitted or required by this Agreement, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) as required by Applicable Law from the date hereof until the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice, and, to the extent consistent therewith and permitted hereby, use commercially reasonable efforts to (a) maintain its properties and assets in good operating condition and repair, subject to normal wear and tear and natural obsolescence, (b) preserve intact its current business organization and relationships with customers, suppliers and other Persons with whom the Company or its Subsidiaries have material business relationships, (c) keep available the services of its present officers and key employees, and (d) maintain an average of month-end Cash and Cash Equivalents for the three month period prior to the Closing Date in excess of US$424,000,000. Without limiting the generality of the foregoing, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as expressly permitted or required by this Agreement, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) as required by Applicable Law, from the date hereof until the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its Organizational Documents, except with respect to the Company’s wholly-owned Subsidiaries in the ordinary course of business;

(b) adopt a plan or agreement of complete or partial liquidation, winding up or dissolution of the Company or any of its Subsidiaries or commence any proceeding for the voluntary liquidation, winding up or bankruptcy of the Company or any of its Subsidiaries, other than internal reorganizations of Subsidiaries for tax planning or cost-rationalization purposes in the ordinary course of business or with respect to dormant, non-operating Subsidiaries;

(c) split, combine, subdivide or reclassify any shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction;

(d) declare, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or equity interests or otherwise make any payments to its stockholders or other equity-holders in their capacity as such, other than dividends by any of its Subsidiaries to the Company or any of the Company’s wholly-owned Subsidiaries;

(e) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (i) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans that are outstanding on the date of this Agreement, (ii) the acquisition by the Company of Company Stock Options, Company Restricted Shares and Company RSUs in connection with the forfeiture of such awards or (iii) as contemplated by any applicable Employee Plan as in effect on the date of this Agreement;

(f) issue, deliver, grant or sell, or authorize the issuance, delivery, grant or sale of, any shares of any Company Securities or Company Subsidiary Securities, or amend any term of any Company Security or any Company Subsidiary Security, other than the issuance of (i) any shares of the Company Stock upon the exercise of Company Stock Options, vesting of Company Restricted Shares or settlement of Company RSUs that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (ii) as required by any Employee Plan as in effect on the date of this Agreement, (iii) Company Stock Options, Company Restricted Shares or Company RSUs (or cash equivalent awards) to employees hired after the date hereof, to employees in the context of promotions based on job performance or workplace requirements or to employees as part of the Company’s annual grant process, in each case in a manner consistent with past practice and in an aggregate amount no more than the amount set forth on Section 6.01(f) of the Company Disclosure Schedule or (iv) any Company Subsidiary Securities to the Company or any other wholly-owned Subsidiary of the Company;

(g) authorize or make, or make any commitment with respect to, any single capital expenditure in excess of US$25,000,000 or capital expenditures in excess of US$100,000,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s capital expenditures forecast set forth on Section 6.01(g) of the Company Disclosure Schedule;

(h) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any amount of assets, securities, properties, interests or businesses in any single transaction in excess of US$25,000,000 or in excess of US$100,000,000 in the aggregate, other than (i) pursuant to existing contracts or commitments, (ii) pursuant to the proposals set forth on Section 6.01(h) of the Company Disclosure Schedule or (iii) in accordance with any other subsection of this Section 6.01 or (iv) acquisitions of inventory and supplies in the ordinary course of business consistent with past practice;

(i) sell, lease or otherwise transfer (by merger or otherwise), license out, or pledge, mortgage or otherwise encumber, any of its or its Subsidiaries’ assets, securities, properties, interests or businesses if the amount of consideration paid or transferred to the Company or its Subsidiaries would exceed US$25,000,000 individually or in the aggregate, other than (i) pursuant to existing contracts, proposals or commitments set forth in Section 6.01(i) of the Company Disclosure Schedule or for transactions permitted by Section 6.01(h), (ii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice,

(iii) intercompany transactions from one Subsidiary to another or between the Company and one or more of its Subsidiaries or (iv) sales of receivables pursuant to the Company’s existing trade accounts receivable factoring programs or any new or replacement factoring programs entered into in accordance with Section 6.01(l);

(j) license, mortgage, pledge, surrender, encumber, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property, other than in the ordinary course of business consistent with past practice;

(k) other than in connection with actions permitted by Section 6.01(h), investments relating to the Company’s cash management activities in the ordinary course of business or short-term investments in the ordinary course of business associated with the Company’s supplemental investment savings plan, make any material loans, advances or capital contributions to, or investments in, any other Person, other than investments in wholly-owned Subsidiaries in the ordinary course of business consistent with past practice in any single transaction in excess of US$10,000,000 or in excess of US$50,000,000 in the aggregate, or enter into any joint ventures, partnerships or similar arrangements;

(l) redeem, repurchase, prepay, defease, cancel, incur, assume or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue or sell any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for (i) any indebtedness or guarantee incurred in the ordinary course of business consistent with past practice pursuant to the Company’s and its Subsidiaries’ existing credit or banking facilities, trade accounts receivable backed financing programs or trade accounts receivable factoring programs, (ii) any refinancings, renewals or amendments in the ordinary course of business consistent with past practice of the Company’s or its Subsidiaries existing credit or banking facilities, trade accounts receivable backed financing programs or trade accounts receivable factoring programs, (iii) the entering into of any additional long-term committed credit agreements and the incurrence of additional indebtedness thereunder or guarantees thereof in a principal amount not in excess of US$100,000,000 for all such indebtedness by the Company and its Subsidiaries in the aggregate (in addition to any indebtedness or guarantees incurred by the Company and its Subsidiaries pursuant to the preceding clauses (i) and (ii)), (iv) indebtedness owed by any Subsidiary to the Company or any other Subsidiary, (v) any guarantees by the Company or any of its Subsidiaries of any other Subsidiaries’ indebtedness or other obligations and (vi) the entry into any new or replacement, trade accounts receivable backed financing programs or trade accounts receivable factoring programs in the ordinary course of business; provided that the Company shall (A) not, nor shall it permit any of its Subsidiaries to, take any of the actions described in the preceding clause (iii) if the terms of such credit agreements would be breached by, or require the consent of any Third Party in order to continue in full force following, consummation of the transactions contemplated by this Agreement and (B) notify Parent promptly following the Company or any Subsidiary taking any of the actions described in the preceding clause (iii), which notification shall include a reasonably detailed description of such action taken;

(m) (i) hire employees whose annual base salary exceeds US$400,000 or who are at the executive vice president level or above, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or materially amend any collective bargaining, profit-sharing, thrift, pension, retirement, deferred compensation or other material benefit plan or arrangement or (iv) increase compensation payable to any employee of the Company or any of its Subsidiaries, except, in the case of each of clauses (i) through (iv) in the ordinary course of business consistent with past practice or as required by Applicable Law; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions based on job performance or workplace requirements, Employee Plans, benefits and compensation practices and arrangements (and for non-U.S. employees, employment agreements) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

(n) fail to maintain in all material respects the Company’s methods of accounting in compliance with U.S. GAAP, Applicable Law and Regulation S-X of the 1934 Act;

(o) make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or Applicable Law;

(p) make, change or revoke any material Tax election, settle any material Tax claim or assessment or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Applicable Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(q) other than in the ordinary course of business consistent with past practice or as otherwise permitted under this Section 6.01, (i) materially amend or modify any Material Contract or enter into any contract that would be a Material Contract, (ii) enter into or extend the term or scope of any contract that purports to restrict the Company, or any existing or future Subsidiary of the Company, from engaging in any line of business or in any geographic area, or (iii) enter into any contract that would be a Material Contract that would be breached by, or require the consent of any Third Party in order to continue in full force following, consummation of the transactions contemplated by this Agreement;

(r) commence, settle or compromise any legal, arbitral or administrative proceeding, claim, suit or action material to the Company except for (i) settlements or compromises that (x) involve monetary remedies with a value not in excess of, with respect to any individual litigation, claim, suit, action or proceeding, US$10,000,000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof) or, in the aggregate with respect to all litigation, claims, suits, actions and proceedings, US$50,000,000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof), (y) do not impose any material restriction on its business or the business of its Subsidiaries and (z) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries; provided, that the Company shall not enter into any such settlement or compromise that, individually, involves monetary remedies with a value in excess of US$2,000,000, without prior consultation with Parent; and (ii) the commencement of any litigation, claim, suit action or proceeding in the ordinary course of business consistent with past practice; or

(s) agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement is intended to give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ respective operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.02. Company Stockholder Meeting.

(a) As soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, the Company shall, in accordance with Delaware Law and the rules of the NYSE, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval; provided, that the Company shall distribute the Proxy Statement to the Company’s stockholders promptly after the date of such confirmation and shall hold the Company Stockholder Meeting as promptly as practicable after the date of such distribution. Notwithstanding the foregoing provisions of this Section 6.02, the Company may, after consultation in good faith with Parent, adjourn or postpone the Company Stockholder Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (ii) as otherwise required by Applicable Law or any court of competent jurisdiction, or (iii) if, as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. If the Company Stockholders Meeting is adjourned or postposed in accordance with the immediately preceding sentence, the Company shall convene and hold the Company Stockholders Meeting as soon as reasonably practicable thereafter (but in any event no later than ten (10) Business Days prior to the End Date). Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders and shall include such recommendation in the Proxy Statement, (ii) use its reasonable best efforts to solicit proxies from holders of Company Stock in favor of the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby and to obtain the Company Stockholder Approval, and (iii) otherwise comply with all legal requirements applicable to the Company Stockholder Meeting. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Section 10.01(d)(i), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal (whether or not a Superior Proposal) or by any Adverse Recommendation Change.

(b) Parent may, after consultation in good faith with the Company, request that the Company adjourn or postpone the Company Stockholder Meeting for up to forty-five (45) days (but in any event no later than ten (10) Business Days prior to the End Date), (i) if, as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Stockholder

Meeting or (B) voting in favor of the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby to obtain the Company Stockholder Approval, in which event the Company shall cause the Company Stockholder Meeting to be adjourned in accordance with Parent’s request, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, in which event the Company shall consider in good faith such request and, at the Company’s sole discretion, cause the Company Stockholder Meeting to be adjourned in accordance with Parent’s request.

Section 6.03. No Solicitation; Other Offers.

(a) No Solicitation. The Company agrees that, except as expressly permitted by this Section 6.03, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly:

(i) initiate, solicit or knowingly facilitate or encourage, including by way of furnishing non-public information, any inquiries or the making of any proposal or offer (including any proposal or offer to holders of Company Stock) that constitutes or that could reasonably be expected to lead to an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal, except solely to notify such Person of the existence of this Section 6.03;

(iii) agree to, approve, endorse, recommend or consummate any Acquisition Proposal or enter into any letter of intent, contract or other agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 6.03) or commitment contemplating or otherwise relating to any Acquisition Proposal;

(iv) grant any waiver, amendment or release under any standstill or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill or similar agreement or Takeover Statute to the extent permitted thereby to do so); or

(v) otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal.

The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ officers, directors and other Representatives to, cease immediately any discussions or negotiations, if any, with any Person (other than Parent and Merger Subsidiary and their respective Affiliates and Representatives) conducted prior to the execution of this Agreement with respect to any Acquisition Proposal and the Company shall promptly request each Person (other than Parent)

that has theretofore executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable agreement.

(b) Other Offers. Notwithstanding anything in this Agreement to the contrary, following the execution of this Agreement and prior to the time that the Company Stockholder Approval is obtained (but in no event after the Company Stockholder Approval is obtained), if the Company or its Representatives receive a written Acquisition Proposal from any Person that was not obtained in violation of this Section 6.03, (i) the Company shall notify Parent in writing as promptly as practicable (and in any event within 48 hours after the Company has knowledge thereof) of such Acquisition Proposal, specifying the material terms and conditions thereof and the identity of the Person or group of Persons making such proposal, offer, inquiry or contact and (ii) the Company and its Representatives may (A) contact such Person to clarify the terms and conditions thereof; (B) provide information (including non-public information concerning the Company and its Subsidiaries) in response to a request therefor by such Person, if and only if, prior to providing such information the Company enters into an Acceptable Confidentiality Agreement with such Person; provided that the Company shall concurrently provide to Parent any non-public information concerning the Company and its Subsidiaries that the Company is providing to any Person given such access which was not previously made available to Parent; and (C) engage or participate in any discussions or negotiations with such Person, if and only if, in each such case referred to in clause (B) or (C) above, prior to taking any such action the Board of Directors of the Company has (x) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (y) provided written notice to Parent at least 48 hours prior to taking any such action, indicating, in connection with such notice, the identity of the Person or group of Persons making each such Acquisition Proposal and including a written summary of the material terms and conditions of any such Acquisition Proposal that is not provided in writing and copies of any such written Acquisition Proposals, including proposed agreements that are provided in writing, and thereafter shall keep Parent reasonably informed, on a prompt basis (and in any event within 48 hours), of all significant developments relating to each such Acquisition Proposal. The Company shall provide Parent with a true and complete copy of each confidentiality agreement entered into pursuant to this Section 6.03 within 48 hours of the execution thereof. The Company shall not enter into any confidentiality agreement with any Person which prohibits the Company from complying with its obligations to Parent under this Section 6.03.

(c) No Change of Recommendation or Alternative Acquisition Agreement. Except as set forth in Section 6.03(d) and this Section 6.03(c), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Subsidiary, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt, or recommend the approval or adoption of, any Acquisition Proposal, (D) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after the commencement thereof or (E) fail to publicly reaffirm the Company Board Recommendation following any Acquisition Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after Parent so requests in writing (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries or Representatives to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document, contract, agreement or arrangement with respect to any Acquisition Proposal, other than any Acceptable Confidentiality Agreement entered into in compliance with this Section 6.03 (each, an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval (but in no event after the Company Stockholder Approval is obtained), if (x) an Intervening Event has occurred or (y) the Company receives a bona fide written Acquisition Proposal that was not obtained in violation of this Section 6.03 that the Board of Directors of the Company has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel constitutes a Superior Proposal, then the Board of Directors of the Company may (1) in the case of either subclause (x) and (y), make an Adverse Recommendation Change if the Board of Directors of the Company has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, or (2) in the case of subclause (y), cause the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 10.01(d)(i); provided, that the Board of Directors of the Company shall not make any Adverse Recommendation Change pursuant to either subclause (x) or (y) or cause the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal unless prior to taking such action:

(iii) the Company shall have complied in all respects with its obligations under this Section 6.03;

(iv) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance of making such Adverse Recommendation Change or such termination (such period, the “Negotiation Period”), advising Parent of the intention to effect an Adverse Recommendation Change or terminate this Agreement, which notice shall specify in detail the basis for the Adverse Recommendation Change or termination and, in the case of a Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and the financial and other material terms and conditions thereof and include copies of the final forms of all relevant documents relating to such Superior Proposal; provided, that in the event there is any material modification to the terms of any such Superior Proposal (including any modification in the amount, form or mix of consideration proposed to be payable to the Company’s stockholders pursuant to such Superior Proposal), the Company shall have provided to Parent a notice of such modification and such Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.03(c) shall apply; provided, further that with respect to such new Superior Proposal, the Negotiation Period shall be deemed to be a three (3) Business Day period rather than a five (5) Business Day period;

(v) during the Negotiation Period, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith, for so long as Parent continues to negotiate in good faith, with respect to changes to the terms and conditions of this Agreement or the transactions contemplated hereby (or as to other proposals made by Parent);

(vi) after so negotiating with Parent during the Negotiation Period, the Board of Directors of the Company shall have considered in good faith any and all changes to this Agreement and the transactions contemplated by this Agreement offered by Parent (or other proposals made by Parent), and shall have determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, (A) in the event the determination by the Board of Directors of the Company is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal even if such changes or other proposals were to be given effect or (B) in the event the determination by the Board of Directors of the Company is in response to an Intervening Event, that such changes would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event; and

(vii) in the event of a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have validly terminated this Agreement pursuant to and in accordance with Section 10.01(d)(i) (including paying the Company Termination Fee in accordance with Section 11.04 prior to such termination).

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the 1934 Act, it being agreed that the making of such communication shall not be an Adverse Recommendation Change or (iii) making any disclosure to the Company’s stockholders that is required by Applicable Law; provided, however, that the Board of Directors of the Company shall not make an Adverse Recommendation Change except in accordance with Section 6.03(c).

Section 6.04. Access to Information. Subject to the last sentence of this Section 6.04, from the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records (in each case, whether in physical or electronic form) and personnel of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such existing financial and operating data and other existing information (in each case, whether in physical or electronic form) as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty by any party hereunder. Notwithstanding anything herein to the contrary, under no circumstances shall the Company, its Subsidiaries or their respective Representatives be required to furnish any person with, or be required to provide access to any person to, information about the Company or any of its Subsidiaries that is prohibited by any Applicable Law or contractual restraint enforceable upon the Company or any of its Subsidiaries, or where such access to information would reasonably be expected to involve the waiver of any attorney-client privilege.

Section 6.05. Financing. If Parent determines to seek financing (through loans from financial institutions and/or the issuance or sale of equity or debt securities, or otherwise) in connection with the transactions contemplated by this Agreement (each, a “Parent Financing”), the Company shall provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Subsidiary, all commercially reasonable cooperation as may be requested by Parent or its Representatives in connection with any Parent Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and Parent Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent or its Representatives in connection with any Parent Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to any Parent Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and Parent Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any Parent Financing sources (the “Required Information”) and using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and any Parent Financing sources, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or any Parent Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) to the extent not prohibited by Applicable Law or the Company’s contractual obligations to Third Parties, (A) facilitating the granting of security or pledging of collateral and (B) executing and delivering any pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (vi) taking all commercially reasonable actions necessary to (A) permit Parent Financing sources to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, provided that the information provided in connection therewith to such prospective lenders shall be subject to the terms of the Confidentiality Agreement, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (vii) furnishing Parent, Merger Subsidiary and their Representatives, as well as any prospective Parent Financing sources, promptly with all documentation and other information required with respect to any Parent Financing under applicable “know your customer” and anti-money laundering rules and regulations, provided that the information provided to such prospective lenders shall be subject to the terms of the Confidentiality Agreement, (viii) using commercially reasonable efforts to obtain any necessary rating agencies’ confirmation or approval of any Parent Financing, (ix) using commercially reasonable efforts to obtain consents from Third Parties and accountants’ comfort letters from the Company’s and its Subsidiaries’ accounting firm contemplated by any Parent Financing and assisting Parent and its counsel with information required for customary legal opinions required to be delivered in connection therewith and (x) taking all commercially reasonable actions necessary to permit the consummation of any Parent Financing, including the execution and delivery of any other certificates, instruments or documents reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing shall require the Company to deliver or cause the delivery of (A) any certificate as to the solvency or any other certificate for the Parent Financing, (B) any financial information in a form not customarily prepared by the Company with respect to such period, or (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request (or 90 days in the case of a fiscal year-end). In no event shall the Company or any of its Subsidiaries or Affiliates be required to bear any cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Parent Financing (including entry into any agreement) that is not contingent upon the Closing or would be effective prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with any Parent Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries.

Section 6.06. Existing Indebtedness. The Company shall provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Subsidiary, all commercially reasonable cooperation as may be requested by Parent or its Representatives for purposes of evaluating and making any arrangements necessary to maintain or refinance any existing indebtedness of the Company or any of its Subsidiaries in connection with the Closing and the transactions contemplated by this Agreement (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) arranging for, and participating in, meetings and presentations with lenders, trustees, agents, rating agencies and other relevant parties with respect to such indebtedness (and, in furtherance thereof, no later than one (1) Business Day following the date of this Agreement, the Company shall contact Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch, Inc. for purposes of arranging such meetings and presentations), and (ii) as promptly as practicable, furnishing Parent and its Representatives with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to evaluate whether such indebtedness should be maintained or refinanced.

Section 6.07. Financing Fees and Expenses. Parent shall promptly, upon the termination of this Agreement in accordance with its terms, reimburse the Company for all reasonable out-of-pocket fees, costs and expenses (including reasonable fees and expenses of counsel) incurred by or on behalf of the Company or any of its Subsidiaries in connection with their compliance with Section 6.05 and Section 6.06 and shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective representatives from and against all losses, damages, claims, fees, costs and expenses suffered or incurred by any of them in connection with the arrangement of the Parent Financing or the refinancing, repayment or maintenance of any of the Company’s or its Subsidiaries’ existing indebtedness and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such losses, damages, claims, fees, costs or expenses arose out of or result from the fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. The provisions in the previous sentence regarding indemnification are intended to be for the benefit of, and shall be enforceable by, each of the Company’s Subsidiaries and the Company’s and its Subsidiaries’ Representatives each of which shall be a third-party beneficiary of this Section 6.07.

Section 6.08. Resignations. To the extent requested by Parent at least five (5) Business Days prior to the Closing, the Company shall use reasonable best efforts to cause to be delivered to Parent on the Closing Date duly signed resignations, in a form reasonably satisfactory to Parent, effective as of the Effective Time, of any director of the Company or any of its Subsidiaries designated by Parent.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this of this Agreement.

Section 7.02. Obligations of Parent and Merger Subsidiary.

(a) Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

(b) To the extent any written filings or disclosures are required to be made by Parent, Merger Subsidiary or any of their respective Affiliates in connection with obtaining the

SHSE Clearance, Parent shall make or cause to be made such filings or disclosures as promptly as practicable within the period of time required by Applicable Law, and in any event not less than fifty (50) Business Days after the date of this Agreement. Parent shall take such action as may be reasonably required to obtain the SHSE Clearance as soon as practicable after the date of this Agreement. Prior to making any such required filings or disclosures (or any amendment or supplement thereto, or any responses to any comments or requests from any Governmental Authority with respect to such filings or disclosures) with respect to the SHSE Clearance, the Company and its counsel shall be given a reasonable opportunity, to the extent applicable and practicable, in no event less than five (5) Business Days or such lesser number of days as the Company may agree, to review and comment on any such filings or disclosures (or any such amendments, supplements or responses), and Parent shall in good faith consider all reasonable additions, deletions or changes thereto suggested by the Company or its counsel. Parent shall not make any filings or disclosures relating to the SHSE Clearance (or any such amendments, supplements or responses) prior to providing the Company with a copy of such filings or disclosures (or any such amendments, supplements or responses) to be made. Parent shall notify the Company as promptly as practicable upon the receipt of any comments or requests from any Governmental Authority with respect to such filings or disclosures, and shall provide the Company with copies of all correspondence between Parent and its Representatives, on the one hand, and such Governmental Authority, on the other hand. Parent shall respond as promptly as practicable to any such comments or requests.

(c) Without prejudice to any other provisions of this Agreement, Parent shall cause all corporate approvals or corporate actions of its relevant Subsidiaries that are necessary for the consummation of the transactions contemplated by this Agreement to have been obtained or taken as soon as possible but in no event later than two (2) Business Days after the date the Parent Shareholder Approval is obtained.

Section 7.03. Escrow Matters.

(a) Within one (1) Business Day after the date of this Agreement, the Company shall establish a bank account (the “Company Escrow Account”) at Deutsche Bank Trust Company Americas (the “Escrow Agent”). Following the execution of this Agreement, Parent and the Company shall cooperate in good faith to negotiate with the Escrow Agent, and enter into as promptly as practicable, an escrow agreement (the “Escrow Agreement”) substantially consistent with the form attached as Exhibit A hereto and providing for the administration of the Deposit Escrow Account (as defined in the Escrow Agreement).

(b) On or prior to February 24, 2016, Parent shall cause to be deposited in the Deposit Escrow Account (or, if the Deposit Escrow Account is not available, the Company Escrow Account) an amount equal to US$200,000,000.00. On or prior to March 18, 2016, Parent shall cause to be deposited in the Deposit Escrow Account (or, if the Deposit Escrow Account is not available, the Company Escrow Account) an additional amount equal to US$100,000,000.00. On or prior to April 17, 2016, Parent shall cause to be deposited in the Deposit Escrow Account (or, if the Deposit Escrow Account is not available, the Company Escrow Account) an additional amount equal to US$100,000,000.00, such that as of April 17, 2016, the balance of the Deposit Escrow Account (or, if the Deposit Escrow Account is not available, the Company Escrow Account) shall be equal to US$400,000,000.00 (such aggregate amount, the “Parent Escrow Fund”), as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement and the Escrow Agreement.

(c) Any funds deposited in the Company Escrow Account pursuant to this Section 7.03 (and any interest accrued thereon) shall not be commingled with the money, assets or property of the Company or any other Person and shall be held in the Company Escrow Account (and not paid or disbursed under any circumstances) until (i) such funds are required to be paid pursuant to Section 2.03(a) or Section 11.04 (in each case, as applicable), in which case such funds shall be paid accordingly, or (ii) the Escrow Agreement is executed by Parent, the Company and the Escrow Agent and the Deposit Escrow Account is established, in which case the Company shall cause all funds in the Company Escrow Account (including any accrued interest) to be transferred to the Deposit Escrow Account as promptly as practicable. Under no circumstance, however, will the Company be deemed to be a fiduciary to Parent or Merger Subsidiary or any other Person under this Section 7.03.

Section 7.04. Voting of Shares. Parent shall vote any shares of Company Stock beneficially owned by it or any of its Subsidiaries or Affiliates in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.05. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers, directors employees and agents (including fiduciaries with respect to Employee Plans) of the Company or any of its Subsidiaries

(each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws (or similar organizational documents of the applicable Subsidiaries) in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Delaware Law or any other Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof and covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the current per annum amount, which amount is set forth in Section 7.05(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The rights of each Indemnified Person under this Section 7.05 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or similar organizational documents of any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.05 shall not be terminated or modified in such manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

(f) The Surviving Corporation shall pay all reasonable expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations of Parent and the Surviving Corporation provided for in this Section 7.05.

Section 7.06. Employee Matters. As of and subsequent to the Effective Time, Parent shall: (a) assume and honor employee bonus plans, change in control and severance plans and agreements and other retention plans and agreements listed in Section 4.18(a) of the Company Disclosure Schedule; (b) for a period of not less than twelve (12) months after the Effective Time, provide the employees of the Company or its Subsidiaries as of immediately prior to the Effective Time who continue to be employed by Parent, the Surviving Corporation and/or its Subsidiaries on and after the Effective Time (the “Covered Employees”) terms and conditions of employment, base compensation, incentive opportunities, severance and aggregate other benefits (including retirement, group health, life, disability and vacation) that are not less favorable to each Covered Employee, as provided by the Company or its Subsidiaries to such Covered Employee immediately prior to the Effective Time; provided, that long-term incentive levels shall remain in effect through the 2017 grant period; (c) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Corporation and/or their Subsidiaries in which Covered Employees are eligible to participate (the “Parent Plans”) for all periods of employment with the Company or its Subsidiaries (or any predecessor entities) prior to the Effective Time, and with Parent, the Surviving Corporation and any of their Subsidiaries or Affiliates on and after the Effective Time; (d) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Parent Plan to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time; and (e) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of Parent or the Surviving Corporation) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in any Parent Plan). The provisions of this Section 7.06 are solely for the benefit of the parties to the Agreement. No Covered Employee (including any beneficiary or dependent thereof) or any other Person shall be regarded for any purpose as a third-party beneficiary of the Agreement, and no provision of this Section 7.06 shall create such rights in any such Persons. Nothing herein shall guarantee employment for any period of time or preclude the ability of Parent to terminate the employment of any Covered Employee at any time and for any reason, require Parent to continue any Employee Plans or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time or amend any Employee Plans or other employee benefit plans or arrangements. Following the Effective Time, Parent will implement a retention program for Company employees consistent with the terms set forth on Schedule 7.06 and containing such additional terms as are not inconsistent therewith.

Section 7.07. Parent Shareholder Meeting. As soon as reasonably practicable after obtaining the SHSE Clearance (but in any event within fifteen (15) Business Days thereof), Parent shall hold the Parent Shareholder Meeting. Parent shall, and shall cause its Subsidiaries and Representatives to, use their respective reasonable best efforts to solicit proxies from the Parent’s shareholders in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby and to obtain the Parent Shareholder Approval, and otherwise comply with all legal requirements applicable to the Parent Shareholder Meeting. Prior to the Effective Time or termination of this Agreement in accordance with its terms, the Board of Directors of Parent will not (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Resolutions, (B) fail to submit for approval at the Parent Shareholders Meeting the matters resolved in the Parent Board Resolutions which are required to be approved at the Parent Shareholders Meeting in in connection with the transaction contemplated by this Agreement, (C) approve, or recommend the approval of, or publicly propose to approve, or recommend the approval of, any proposed alternative transaction, agreement or arrangement requiring or reasonably likely to cause Parent to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement (a “Parent Alternate Proposal”), or (D) fail to publicly reaffirm the Parent Board Resolutions following any Parent Alternate Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after the Company so requests in writing or (ii) authorize, cause or permit Parent or any of its Subsidiaries or Representatives to execute or enter into any letter of intent or similar agreement or arrangement or enter into any agreement or, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document, contract, agreement or arrangement with respect to any Parent Alternate Proposal.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, (ii) make an appropriate filing or filings pursuant to any Foreign Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, and (iii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any Foreign Antitrust Law and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any Foreign Antitrust Law, as applicable, as soon as practicable.

(c) In furtherance and not in limitation of the provisions of the foregoing, each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement. Subject to Applicable Law relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to such party and any of its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

(d) In furtherance and not in limitation of the provisions of the foregoing, each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 8.01 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 10.01 so long as such party has up to then complied in all material respects with its obligations under this Section 8.01, (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any Antitrust Law.

(e) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall:

(i) make all appropriate filings required in connection with the PRC Approvals (except for the foreign exchange registration with the relevant bank) as promptly as practicable within the applicable period required by Applicable Law, and in any event within thirty (30) Business Days of the date hereof and with respect to the foreign exchange registration with the relevant bank, make all appropriate filings as promptly as practicable after obtaining the MOFCOM approval with respect to the outbound investment by Parent contemplated hereby, and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to Applicable Law in connection with the PRC Approvals and the SHSE Clearance; and

(ii) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to obtain the PRC Approvals and the SHSE Clearance as soon as practicable and to avoid any impediment to the consummation of the Merger under any Applicable Laws or Orders, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any PRC Governmental Authority or Person may assert under any Applicable Laws or Orders with respect to the Merger.

Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority not contemplated by this Agreement is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03. Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a draft of the Proxy Statement. The Company shall file the Proxy Statement in preliminary form with the SEC and cause the Proxy Statement to be distributed to the holders of Company Stock, in each case as soon as reasonably practicable after the date hereof. Each of Parent and Merger Subsidiary will furnish to the Company the information relating to it as reasonably requested by the Company and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the Proxy Statement. Each of Parent and Merger Subsidiary agrees to correct any information provided by it for use in the Proxy Statement that to Parent’s or Merger Subsidiary’s knowledge shall have become false or misleading in any material respects. Prior to each filing or mailing (as applicable) of the Proxy Statement (or any amendment or supplement thereto, or any response to any comments or requests from any Governmental Authority with respect to the Proxy Statement), Parent and its counsel shall be given a reasonable opportunity (and in the case of the Proxy Statement, in no event less than five (5) Business Days or such less number of days as Parent may agree), to review and comment on the Proxy Statement (or any such amendments, supplements or responses), and the Company shall consider in good faith all reasonable additions, deletions or changes suggested thereto in good faith by Parent or its counsel. The Company shall not file or mail the Proxy Statement (or any such amendments, supplements or responses) prior to providing Parent with a copy of such Proxy Statement (or any such amendments, supplements or responses) to be filed. The Company shall notify Parent as promptly as practicable upon the receipt of any comments or requests from any Governmental Authority with respect to the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand; and, in connection with the foregoing, Parent shall provide information relating to Parent and Merger Subsidiary necessary to respond to as promptly as practicable any such comments or requests received by the Company. The Company shall respond as promptly as practicable to any such comments or requests. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that would cause the Proxy Statement to contain an untrue statement of material fact, or omit to state any material fact required to be stated therein, the Company shall, in accordance with the procedures set forth in this Section 8.03, prepare and file with the SEC an amendment or supplement to the Proxy Statement as soon thereafter as is reasonably practicable and to the extent required by Applicable Law, cause such amendment or supplement to be distributed to the holders of Company Stock.

Section 8.04. Public Announcements. Except as otherwise contemplated by Section 6.03 in connection with any Adverse Recommendation Change, Parent, Merger Subsidiary and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such public statement, press release, press conference or conference call as may be required by Applicable Law or any applicable listing agreement with or applicable rule of any securities exchange or association, shall not issue any such press release, have any such communication or make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the transactions contemplated by this Agreement; and

(d) the occurrence, or non-occurrence, of any event, condition, fact or circumstance (including the breach of any representation, warranty, covenant or obligation set forth in this Agreement) that could reasonably be expected to cause any condition set forth in Section 9.01, Section 9.02 or Section 9.03 not to be satisfied;

together, in each case, with a copy of any applicable notice, communication, action or other relevant material; provided, however, that the delivery of any notice pursuant to this Section 8.06 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit or otherwise affect the remedies available to the party receiving such notice.

Section 8.07. Transaction Litigation. Prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party hereto shall (i) keep the other parties hereto reasonably and promptly informed regarding any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, or their respective directors, that relate to this Agreement or the transactions contemplated by this Agreement and (ii) provide the other parties hereto the opportunity to participate in the defense or settlement of any such action, suit or other proceeding at such parties’ own cost and expense, and no such action, suit or other proceeding shall be settled without the prior written consent of both Parent and the Company (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.08. Confidentiality. The parties acknowledge that Guarantor and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement will continue in full force and effect in accordance with its terms and apply to Parent and Merger Subsidiary, mutatis mutandis.

Section 8.09. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) by each officer and director who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.10. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the shares of Company Stock from the NYSE and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.11. Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The respective obligations of each of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with Delaware Law.

(b) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained in accordance with Applicable Law, unless the Assumption (as defined in the Guarantee) shall have occurred pursuant to the Guarantee.

(c) No Injunction. No restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Order”) shall have taken effect after the date hereof and shall still be in effect.

(d) Antitrust and Other Regulatory Approvals.

(i) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated and all approvals under those Foreign Antitrust Laws identified on Section 9.01(d)(i) of the Company Disclosure Schedule, to the extent required to be obtained at or prior to the Effective Time in respect of the Merger, shall have been obtained at or prior to the Effective Time;

(ii) the PRC Approvals shall have been obtained; and

(iii) the SHSE Clearance shall have been obtained, unless the Assumption (as defined in the Guarantee) shall have occurred pursuant to the Guarantee.

(e) Any CFIUS Investigation applicable to the transactions contemplated by this Agreement (if any) shall have been concluded, and (x) CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions, or (y) the President shall have declined to take any action to suspend or prohibit the transactions.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii)(A) the representations and warranties of the Company contained in Section 4.01(a), Section 4.02, Section 4.05 and Section 4.25 shall be true and correct in all respects (except, solely with respect to Section 4.05, for de minimis inaccuracies) at and as of the date hereof and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (except, solely with respect to Section 4.05, for de minimis inaccuracies) only as of such time), and (B) all other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the date hereof and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b) there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company since the date of this Agreement.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the date hereof and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as, individually or in the aggregate, would not reasonably be likely to prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger and the other transactions contemplated hereby; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Section 9.04. Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Subsidiary may rely on the failure of any condition set forth in Article 9 to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to comply with this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)	by mutual written agreement of the Company and Parent;

(b)	by either the Company or Parent, if:

(i) the Merger has not been consummated on or before August 15, 2016 (as such date may be extended pursuant to the following proviso, the “End Date”); provided, that (A) if, on August 15, 2016, there is a CFIUS Investigation and/or any or all of the conditions to the Closing set forth in Section 9.01(c) or Section 9.01(d) shall not have been satisfied, but all other conditions to the Closing set forth in Article 9 shall have been satisfied or, if permissible under Applicable Law, waived by the party entitled to waive such condition (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date may be extended to November 13, 2016 if either the Company or Parent notifies Parent or the Company, as applicable, in writing prior to the initial End Date of its election to so extend the End Date (the “First Extension”) and (B) if either party exercises the First Extension, and on November 13, 2016, there is a CFIUS Investigation and/or any or all of the conditions to the Closing set forth in Section 9.01(c) or Section 9.01(d) shall not have been satisfied, but all other conditions to the Closing set forth in Article 9 shall have been satisfied or, if permissible under Applicable Law, waived by the party entitled to waive such condition (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date may be extended to February 11, 2017 if either the Company or Parent notifies Parent or the Company, as applicable, in writing prior to the expiration of the First Extension of its election to so further extend the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Order preventing the consummation of the Merger in effect that shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(iv) the President shall have made a determination under the Defense Production Act of 1950, as amended by the Foreign Investment and Security Act of 2007 to suspend or to block the transactions contemplated by this Agreement; or

(c)	by Parent, if:

(i) an Adverse Recommendation Change shall have occurred; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause the conditions set forth in Section 9.02(a) not to be satisfied, and (B) is incapable of being cured by the End Date or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure (or, if the End Date is less than thirty (30) days from the date of receipt of such notice, by the End Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) if, at the time of the delivery of such notice, Parent or Merger Subsidiary is in material breach of its or their obligations under this Agreement; or

(d)	by the Company, if:

(i) at any time prior to the time the Company Stockholder Approval is obtained, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of Section 6.03(c), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) unless the Company has (A) complied in all respects with the requirements of Section 6.03 with respect to such Superior Proposal and Alternative Acquisition Agreement, (B) complied in all respects with Section 11.04 and, prior to such termination, pays in full the Company

Termination Fee, and any purported termination pursuant to this Section 10.1(d)(i) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee, and (C) substantially concurrently with the termination of this Agreement pursuant to this Section 10.01(d)(i), the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would (A) cause the conditions set forth in Section 9.03(a) not to be satisfied, and (B) is incapable of being cured by the End Date or, if curable, is not cured by Parent or Merger Subsidiary within thirty (30) days of receipt by Parent and Merger Subsidiary of written notice of such breach or failure (or, if the End Date is less than thirty (30) days from the date of receipt of such notice, by the End Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) if, at the time of the delivery of such notice, the Company is in material breach of its obligations under this Agreement; or

(iii) (A) all of the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied (subject to Section 9.04), (B) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 9.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 9.03) and that it is ready, willing and able to consummate the Closing and (C) Parent and Merger Subsidiary fail to complete the Closing within seven (7) Business Days following the date on which the Closing should have occurred pursuant to Section 2.01(b); or

(iv) Parent fails to cause the Parent Escrow Fund to be deposited in the Deposit Escrow Account (or the Company Escrow Account, if applicable) in accordance with Section 7.03.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other parties hereto. The provisions of this Section 10.02 and Sections 6.07, 8.08, 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01 and neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful and intentional breach of any provision of this Agreement.

Section 10.03. Parent Escrow Fund. The funds held in the Parent Escrow Fund shall be held and released by the Escrow Agent subject to joint instructions from Parent (or any of its designated Affiliates on its behalf) and the Company (or any of its designated Affiliates on its behalf) in accordance with Section 2.03(a) and Section 11.04 of this Agreement (in each case, as applicable) and Section 2 of the Escrow Agreement.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, telecopy faxed (which is confirmed), sent by electronic mail transmission (with confirmation of receipt of such electronic mail requested and received) or sent by international overnight courier (providing proof of delivery) to the parties at the following addresses:

if to Parent or Merger Subsidiary, to:

Tianjin Tianhai Investment Company, Ltd. or GCL Acquisition, Inc.
4F, Shanghai HNA Building, 898 Puming Road
Shanghai People’s Republic of China
Attention:	Qiang Wu
Facsimile No.:	+86-22-5808-7380
Email:	wuquiang@hnagroup.com

with a copy to:

Weil, Gotshal & Manges LLP
29/F Alexandra House
18 Chater Road
Central, Hong Kong
Attention:	Akiko Mikumo
Charles Ching
Facsimile No.:	+852-3015-9354
E-mail:	akiko.mikumo@weil.com
charles.ching@weil.com

and

Fangda Partners
27/F, North Tower, Beijing Kerry Centre
1 Guanghua Road, Chaoyang District
Beijing 100020
People’s Republic of China
Attention:	Fei Qiao
Facsimile No.:	+86-10-5769-5788
E-mail:	fei.qiao@fangdalaw.com

if to the Company, to:

Ingram Micro Inc.
3351 Michelson Drive, Suite 100
Irvine, CA 92612
Attention:	Larry C. Boyd
Facsimile No.:	+1-714-566-9370
E-mail:	larry.boyd@ingrammicro.com

with a copy to:

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
Attention:	Alan Denenberg
Stephen Salmon
Facsimile No.:	+1-650-752-3663
E-mail:	alan.denenberg@davispolk.com
stephen.salmon@davispolk.com

or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival. The representations, warranties and covenants contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time except for any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time (including, without limitation, the covenants of Parent in Section 7.05).

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended, supplemented or waived in any and all respects at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, if, but only if, such amendment, supplement or waiver is in writing and is signed, in the case of an amendment or supplement, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) At any time prior to the Effective Time, any party may, by prior written notice to the other party or parties, and subject to Applicable Law, (i) waive any inaccuracies in the representations and warranties of any other party hereto, (ii) extend the time for the performance of any of the obligations or acts of any other party hereto, (iii) waive compliance by the other party or parties with any of the agreements contained herein or (iv) except as otherwise provided herein, waive any of such party’s conditions. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Costs and Expenses; Termination Fee.

(a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent by wire transfer of immediately available funds the Company Termination Fee, in the case of a termination by Parent, within one (1) Business Day after such termination and, in the case of a termination by the Company, prior to and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its stockholders and (C) within 15 (fifteen) months following the date of such termination, the Company consummates or enters into a definitive agreement in connection with any Acquisition Proposal (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent by wire transfer of immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee.

If:

(i) (A) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), except for any one or more of the condition set forth in Section 9.01(b) (unless the Assumption shall have occurred pursuant to the Guarantee), Section 9.01(c) (solely with respect to an Order from a Governmental Authority in the PRC) or Section 9.01(d) and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 10.01(b)(i); or

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 10.01(b)(ii) (solely with respect to an Order from a Governmental Authority in the PRC and/or an Order pursuant to the Clayton Act or any Foreign Antitrust Laws identified on Section 9.01(d) of the Company Disclosure Schedule); or

(iii) this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(i), and pursuant to a CFIUS Investigation, (x) CFIUS requires Parent or Merger Subsidiary to enter into an agreement or CFIUS imposes a condition (in either case, as provided for in the Defense Production Act of 1950 (50 U.S.C. App. 2170(l)(1)(A)), and (y) Parent has not entered into such agreement or consented to such condition by the date of such termination of this Agreement;

(iv) this Agreement is terminated by either the Company or Parent pursuant to Section 10.01(b)(iv); or

(v) this Agreement is terminated by the Company pursuant to Section 10.01(d)(iii) or Section 10.01(d)(iv);

then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee either directly or out of the Parent Escrow Fund as promptly as possible (but in any event within two (2) Business Days after such termination) by wire transfer of same day funds; provided that if Parent has paid or caused to be paid to the Company the Parent Termination Fee directly, the funds in the Parent Escrow Fund shall be simultaneously released and returned to Parent or any of its designated Affiliates. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Other Costs and Expenses. The parties acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if (i) the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any documented out-of-pocket costs and expenses (including attorney fees) incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, and (ii) Parent fails promptly to pay any amount due to the Company pursuant to this Section 11.04, it shall also pay any documented out-of-pocket costs and expenses (including attorney fees) incurred by the Company in connection with a legal action to enforce this Agreement that results in a judgment against Parent or Merger Subsidiary for such amount.

(e) Subject to Section 11.13, in the event that Parent or Merger Subsidiary fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether wilfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 11.04(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company and any of its Subsidiaries against (A) Parent and Merger Subsidiary, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent or Merger Subsidiary, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Subsidiary or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether wilfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other transactions contemplated by this Agreement to be consummated (whether wilfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement other than the payment of the Parent Termination Fee pursuant to Section 11.04(c), and in no event shall the Company or any of its Subsidiaries, the direct or indirect stockholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement, other than from Parent to the extent provided in Section 11.04(c).

(f) Subject to Section 11.13, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 11.04(b), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether wilfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether wilfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated by this Agreement other than the payment by the Company of the Company Termination Fee pursuant to Section 11.04(b), and in no event shall any of Parent, Merger Subsidiary or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the transactions contemplated by this Agreement, other than from the Company to the extent provided in Section 11.04(b).

Section 11.05. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.05, shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as provided in Section 6.07 and in Section 7.05, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) (A) one or more of their Affiliates at any time, and (B) any Parent Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any Parent Financing), and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment, delegation or transfer not permitted by this Section 11.06(b) is null and void.

Section 11.07. Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Chancery Court and any state appellate court therefrom within the State of Delaware (or, if the Delaware Chancery Court shall not have or declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware or other Delaware state court), and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Company Disclosure Schedule, the Guarantee, the Confidentiality Agreement and the Escrow Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable by any rule of law or public policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such a determination that any term or other provision is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law and in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance.

(a) The parties hereto agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions, (ii) the provisions in Section 11.04 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the Merger and the other transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. The parties hereto acknowledge and agree that the parties hereto shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this

Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy, subject to Section 11.13(b), to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the party hereto seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party hereto brings any action, in each case in accordance with this Section 11.13, to enforce specifically the performance of the terms and provisions hereof by any other party hereto, the End Date shall automatically be extended (x) for the period during which such action is pending, plus twenty (20) Business Days or (y) by such other time period established by the court presiding over such action, as the case may be.

(b) Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 11.13(a), the Company’s right to seek specific performance of Parent’s obligation to cause the Merger Consideration to be funded and to effect the Merger in accordance with Section 2.01(b), on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 9.01 and Section 9.02 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied or waived (to the extent permitted by Applicable Law) at the time when the Closing would have occurred and (ii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 9.03 have been satisfied or that it is willing to waive any of the conditions in Section 9.03 to the extent not so satisfied, and (B) if specific performance is granted the Closing will occur. The Company shall be permitted and entitled to seek both a grant of specific performance and payment of the Parent Termination Fee; provided that (A) under no circumstance shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Merger to be consummated that results in the Closing and (2) payment of the Parent Termination Fee, and (B) upon the payment the Parent Termination Fee, the remedy of specific performance shall not be available against Parent, Merger Subsidiary or any other member of the Parent Group. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Subsidiary for breach of this Agreement (whether wilfully, intentionally, unintentionally or otherwise) shall not exceed the amount of the Parent Termination Fee. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Company for breach of this Agreement (whether wilfully, intentionally, unintentionally or otherwise) shall not exceed the amount of the Company Termination Fee.

Section 11.14. Effect of Assumption. Upon the Assumption (as defined in the Guarantee), automatically and without any further action by any party hereto, all provisions in this Agreement relating to the SHSE Clearance or the Parent Shareholder Approval (including, without limitation, the Parent Board Resolutions and the Parent Shareholder Meeting) shall be deemed deleted in their entirety.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

INGRAM MICRO INC.

By:	/s/ Alain Monie
Name: Alain Monie
Title: Chief Executive Officer

TIANJIN TIANHAI INVESTMENT COMPANY, LTD.

By:	/s/ Guo Ke
Name: Guo Ke
Title: Vice Chairman

GCL ACQUISITION, INC.

By:	/s/ Cai Jian
Name: Cai Jian
Title: Director